UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*

                                  MOSSIMO, INC.
              -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   619696 10 7
              -----------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                Page 1 of 4 pages

CUSIP No. 619696  10  7                 13G

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mossimo Giannulli

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES                 10,372,222
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH                    0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH                  10,372,222
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,372,222

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            Approximately 69.1%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

            IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                Page 2 of 4 pages

                                SCHEDULE 13G

      Pursuant to Rule 13d-1 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby files this Schedule 13G Statement.


Item 1(a).  Name of Issuer:

               Mossimo, Inc.

Item 1(b).  Address of Issuer's Principal Executive Office:

               Mossimo, Inc., 15329 Barranco Parkway, Irvine, California, 92718

Item 2(a).  Name of Person Filing:

               Mossimo Giannulli

Item 2(b).  Address of Principal Business Office:

               Mossimo, Inc., 15329 Barranco Parkway, Irvine, California, 92718

Item 2(c).  Citizenship:

               United States

Item 2(d).  Title of Class of Securities:

               Common Stock, par value $.001 per share

Item 2(e).  CUSIP Number:

               CUSIP No. 619696 10 7

Item 3. If this statement is filed pursuant to rule 13d-1(b) or 13d-2(b), check whether person filing is a:

               Not Applicable

Item 4.     Ownership:

               (a)   10,372,222 shares beneficially owned
               (b)   69.1%
               (c) Mr. Mossimo has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all of the shares identified herein.

Item 5.   Ownership of Five Percent or Less of a Class:

               Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

               Not Applicable


                                Page 3 of 4 pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

               Not Applicable

Item 8.   Identification and Classification of Members of the Group:

               Not Applicable

Item 9.   Notice of Dissolution of Group:

               Not Applicable


Item 10.    Certification:

               Not Applicable


           By signing below uI/weu certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        2/10/97
                                    ---------------------------------
                                                Date


                                        /s/ Mossimo Giannulli
                                    ---------------------------------
                                                Signature


                                        President/CEO
                                    ---------------------------------
                                                Name/Title



                                Page 4 of 4 pages